#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NEWS RELEASE

NR09-16

December 10, 2009

Dorato Announces First Ever Drilling

on the Taricori Gold Zone in northern Peru

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt: D05) is pleased to announce that a drill permit has been issued to Minera Afrodita.  With the permit now received, a 5,000-metre drilling program is planned on the highly prospective Taricori Gold Zone on the Condor Gold-Copper Belt in northern Peru.  Dorato has a right to acquire 100% of Minera Afrodita.

“The Cordillera del Condor project consists of a highly strategic 800-square kilometre land position that, despite proximity to other world class deposits like Fruta del Norte, has remained essentially unexplored until this recent program by Minera Afrodita.” stated Keith Henderson, Dorato’s President and CEO, “The Condor Gold-Copper Belt provides multiple opportunities for exploration success, through this planned drilling and medium-term drill targets, plus significant additional potential on the unexplored portions of this district.”

Taricori Gold Project Drilling

The Taricori Gold Zone is centred on historic informal mine workings, where channel sampling of veins in production adits (210 samples) has returned average grades of 11.45 g/t gold and 130.46g/t silver, 3.92% zinc and 1.26 % lead. The grade of the material that was historically mined out is unknown.  Approximately 2.6 kilometres of extensive underground development by artisanal miners has been mapped and sampled, providing a strong understanding of key controls on the vein mineralization.  Drilling will focus on these known high-grade vein structures and extensions to the system in addition to testing for the bulk tonnage potential.

The Company will provide timely updates as and when assay results are received.

Regional Targets

Reconnaissance and prospecting has been ongoing since early July on multiple gold targets identified during Minera Afrodita’s 2008 work program.  A total of 155 square kilometres were geochemically and geophysically screened, resulting in the identification of several high-priority targets.  In particular, Lucero and Canelo are expected to provide targets for Phase II drilling and updates on these targets will be provided as results become available this year.

Surface samples from Lucero have been released previously (NR09-11) and additional results are expected in the coming weeks.  Surface samples from Canelo have also been submitted to the laboratory for analysis.  Exploration work to date has focused on some of the highest priority targets while Minera Afrodita was awaiting the final drill permit

Future Exploration

In addition to the success of the work to date, the Company believes that much of the future value in the project will be realised through systematic exploration of the 800-square kilometre district.  The Cordillera del Condor project provides a very strategic position in an unexplored portion of the prolific Condor Gold-Copper Belt.

About Dorato Resources Inc.

Dorato is a gold exploration company focused on the highly prospective Condor Gold-Copper Belt in northern Peru, adjacent to the border with Ecuador and a number of world-class gold deposits including Kinross Gold’s Fruta del Norte (inferred resources of 13.6 million ounces gold at 7.23 g/t gold).  The Peruvian portion of the Belt, while sharing key geological features and stratigraphy, has remained almost entirely unexplored until now.  Dorato, through a series of option agreements, has the right to wholly acquire 100% of the project.

The technical information with respect to the Fruta del Norte deposit was obtained through the public disclosure documents of Kinross Gold Corporation available on SEDAR.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager - Corporate Communications & Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.